

HINDALCO

ADITYA BIRLA GROUP

AM:PVK:795:2006

Date: 18th October, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL


06017804

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Second Quarter and Half Year ended on 30th September, 2006.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Second Quarter and Half Year ended on 30th September, 2006, which are approved at the Meeting of the Board of Directors of the Company held on Wednesday, the 18th October, 2006.

Also find enclosed a copy of the Press Release.

We hope you will find this in order.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.



ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

Encl:- as above



HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1	**Net Sales & Operating Revenues**	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2	**Other Income**	**1,108**	**928**	**1,884**	**1,263**	**2,439**
3	**Total Expenditure**	**36,478**	**21,715**	**69,881**	**37,741**	**87,914**
	(a). (Increase)/Decrease in Stock in Trade	(6,207)	(1,518)	(15,866)	(4,020)	(10,338)
	(b). Consumption of Raw Materials	33,349	15,020	67,659	26,393	66,034
	(c). Staff Cost	1,312	1,158	2,461	2,248	4,627
	(d). Manufacturing and Operating Expenses	6,518	6,018	12,833	11,211	23,223
	(e). Other Expenditure	1,506	1,037	2,794	1,909	4,368
4	**Interest & Finance Charges**	**515**	**539**	**1,149**	**1,000**	**2,252**
5	**Gross Profit**	**10,457**	**5,267**	**19,933**	**11,186**	**26,238**
6	**Depreciation**	**2,080**	**1,285**	**3,421**	**2,454**	**5,211**
7	**Profit before Tax & Extraordinary Items**	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
	Extraordinary Items	-	-	-	-	(30)
8	**Profit before Tax**	**8,377**	**3,982**	**16,512**	**8,732**	**21,057**
9	**Provision for Tax**	**2,401**	**844**	**4,521**	**1,802**	**4,502**
	(a). Provision for Current Tax	2,533	614	4,458	1,346	3,241
	(b). Provision for Deferred Tax	(156)	200	19	412	1,160
	(c). Provision for Fringe Benefit Tax	24	30	44	44	101
10	**Net Profit**	**5,976**	**3,138**	**11,991**	**6,930**	**16,555**
11	**Paid-up Equity Share Capital (Face Value : Re 1/- per Share)**	**986**	**928**	**986**	**928**	**986**
12	**Reserves**					**95,077**
13	**Basic & Diluted EPS (Rs.)**	**6.[illegible]**	**3.[illegible]**	**12.[illegible]**	**7.[illegible]**	**[illegible]9**
14	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			848,720,228	687,009,680	847,818,402
	(b). Percentage of shareholding			73.21%	74.05%	73.13%



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Quarter ended 30/09/2006 (Unaudited)	Quarter ended 30/09/2005 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Half year ended 30/09/2005 (Unaudited)	Year ended 31/03/2006 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium	18,520	14,126	35,062	27,526	60,423
	(b) Copper	27,825	12,464	54,042	21,141	53,542
		46,345	26,590	89,104	48,667	113,965
	Inter Segment Revenue Adjustment	(3)	3	(25)	(3)	-
	Net Sales & Operating Revenues	**46,342**	**26,593**	**89,079**	**48,664**	**113,965**
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium	6,710	4,345	13,835	8,729	21,281
	(b) Copper	1,233	(692)	2,211	(163)	193
		7,943	3,653	16,046	8,566	21,474
	Less: Interest & Finance Charges	(515)	(539)	(1,149)	(1,000)	(2,252)
		7,428	3,114	14,897	7,566	19,222
	Add: Other un-allocable Income net of un-allocable expenses	949	868	1,615	1,166	1,805
	Profit before Tax & Extraordinary Items	**8,377**	**3,982**	**16,512**	**8,732**	**21,027**
3.	**Capital Employed (Segment Assets - Segment Liabilities)**					
	(a) Aluminium	67,890	58,878	67,890	58,878	65,792
	(b) Copper	73,242	43,932	73,242	43,932	50,738
		141,132	102,810	141,132	102,810	116,530
	Un-allocable/ Corporate	65,024	34,714	65,024	34,714	40,840
	Total Capital Employed	**206,156**	**137,524**	**206,156**	**137,524**	**157,370**


HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. Accounting Standard 15 (revised 2005) on "Employee Benefits" became effective on 1st April, 2006. In accordance with the provisions of the Standard, the Company has made an adjustment of Rs 898 million (net of deferred tax of Rs 456 million) against the opening balance of general reserve.

2. Depreciation for the quarter and half year ended 30th September, 2006 includes an amount of Rs 727 million being impairment loss recognized in respect of Smelter 2 of Copper unit at Dahej, Gujarat.

3. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February, 2006, paid-up capital of the Company has increased from Rs 928 million to Rs 986 million. The proceeds of the rights issue at 25% of the issue price amounting to Rs. 5,557 million have been utilized for the purpose of defraying related issue expenses amounting to Rs. 366 million and subscription of shares of a subsidiary company to the tune of Rs 459 million while the balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS have been calculated taking into account the effect of this rights issue.

4. Provision for taxation for the quarter and half year ended 30th September, 2005 have been restated in line with restatement of interim periods unaudited results done in the fourth quarter of previous financial year after considering the effect of favourable appellate decisions (received during the fourth quarter of the previous year) so as to convey the relevant information more meaningfully.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2006	Received	Resolved	Pending as on 30th September, 2006
0	64	63	1

6. Figures of previous periods have been regrouped wherever found necessary.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 18th October, 2006. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 18th October, 2006


HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE **Date: 18.10.2006**

Q2 FY 2006-07

HINDALCO INDUSTRIES LTD.

Hindalco posts outstanding results for the second quarter

Outstanding growth in Revenue - 74% YoY

EBIDTA grows 89% to Rs. 1097.2 Crores

Net profit at Rs. 597.6 Crores, up 90% YoY

Financial Highlights

(In Rs. Crores)	Quarter ended 30th September 2006	Quarter ended 30th September 2005	Change (%)	Half Year 30th September 2006	Half Year 30th September 2005	Change (%)
Net Sales & Op. Revenues	**4,634.2**	**2,659.3**	**74%**	**8,907.9**	**4,866.4**	**83%**
Other Income	110.8	92.8	19%	188.4	126.3	49%
EBDITA	**1,097.2**	**580.6**	**89%**	**2,108.2**	**1,218.6**	**73%**
Depreciation	208.0	128.5	62%	342.1	245.4	39%
Interest & Finance Charges	51.5	53.9	-4%	114.9	100.0	15%
Profit before Tax	**837.7**	**398.2**	**110%**	**1,651.2**	**873.2**	**89%**
Provision for Taxes	240.1	84.4	184%	452.1	180.2	151%
Net Profit	**597.6**	**313.8**	**90%**	**1,199.1**	**693.0**	**73%**
EPS (Basic & Diluted)	**6.[illegible]**	**3.1[illegible]**	**91%**	**12.[illegible]**	**7.[illegible]3**	**73%**

Hindalco Industries Ltd., the flagship Company of the Aditya Birla Group, has posted an outstanding performance for the quarter ending September 30th 2006.

Net Sales & Operating Revenues grew by 74% from Rs. 2,659.30 Crores to Rs. 4,634.20 Crores. Net Profit rose by 90% to Rs. 597.60 Crores vis-à-vis Rs. 313.80 Crores.

Driven by strong Aluminium prices on the LME, ***Aluminium Business*** revenues increased 31% from Rs. 1412.60 Crores to Rs. 1,852.00 Crores. Even as increased raw material prices exerted pressure on margins, profit soared by 54% to Rs. Rs. 671.00 Crores, contributing 75% of the total Earnings before Interest & Taxes.

In the ***Copper business*** revenues rose 123% to Rs. 2,782.50 Crores, buoyed by the sustained high copper prices. However, the copper price is a complete pass-through for the Company's copper business. The business contributed Rs. 123.30 Crores in Earnings before Interest & Taxes vis-à-vis a loss of Rs. 69.2 Crores a year earlier gaining, from improved Tc/Rc from its long term Copper Concentrate arrangements. However, high fuel prices continued to exert significant pressure on costs.

Operational Review

Aluminium

Aluminium continued to operate at high utilization levels. Alumina and Primary Aluminium production reached at 100% and 103% of installed capacities respectively. With the addition of a rolling mill at Mouda, Value Added Products (VAP) output stood at 57.3% of total Primary Metal production, rising 16% YoY from 53,935 MT to 62,642. Alloy wheels production was flat at 53,958 wheels.

	Units	Q2 FY07	Q2 FY06	Change (%)	H1 FY07	H1 FY06	Change (%)
Alumina	MT	290,462	286,000	2%	589,911	586,055	1%
Primary Metal	MT	109,324	107,287	2%	216,480	213,368	1%
Wire Rods	MT	17,255	17,014	1%	34,273	33,628	2%
Rolled Products	MT	52,794	46,649	13%	104,766	94,372	11%
Extruded Products	MT	9,848	7,286	35%	18,393	14,913	23%
Foils	MT	6,715	7,140	-6%	13,321	13,225	1%
Wheels	Nos.	53,958	54,892	-2%	100,064	85,979	16%
Power	MU	2,095	1,942	8%	4,153	3,871	7%

Copper

Although poor quality copper concentrate hampered utilization levels, the progressive ramp up of Copper Smelter III, improved performance of Copper Smelter II and a stable output from Copper Smelter I led to higher copper production.

Correspondingly, production of Sulphuric Acid witnessed a 57% rise, though DAP and Complexes output was lower by 10%.

Expansion Projects

Muri: The brownfield expansion from 110,000 TPA to 450,000 TPA, at Muri Alumina Refinery is in its final stages of completion, and is expected to be commissioned by the first quarter of next fiscal.

Hirakud: The commissioning of Phase I (65,000 TPA to 100,000 TPA) of the expansion of Aluminium capacity has begun before time. Ten pots were energized on 28th September and the ramp up is underway. A total of 150 pots will be commissioned by the year end, ahead of schedule.

Phase II of the project, which entails raising capacity from 100,000 TPA to 143,000 TPA is moving smoothly and is slated for commissioning on schedule.

Belgaum: For the expansion of Alumina Refining capacity at Belgaum, Karnataka from 350,000 TPA to 650,000 TPA the leases for bauxite mining are yet to be allotted.

Utkal: Notwithstanding inclement weather, work at the site of the 1.5 million TPA greenfield Alumina Refinery project in Orissa is on track. Preparation of pile foundation and plant infrastructure is on track. Land acquisition is complete and detailed engineering has commenced.

Aditya Aluminium: The greenfield integrated 1.5 million TPA Alumina Refining and 325,000 TPA Aluminium smelting project in Orissa is on course. The project has received approval for SEZ status for the Smelter. The bauxite mining plan has been approved by the Indian Bureau of Mines, Bhubaneswar. Land acquisition and the R&R packages are progressing well.

Bargawan: The Company has signed an MoU with the Government of Madhya Pradesh, for setting up a 325,000 TPA Aluminium smelter and a 750 MW Power Plant at Bargawan, Sidhi District, Madhya Pradesh. This project has been granted SEZ status as well.

Mahan Coal block has been allotted to the Essar-Hindalco JV entity– Mahan Coal Company Limited. The key management personnel are being located here. Permissions have been obtained for additional drilling for assessment of coal reserves and the formulation of a mine plan. The Topographical Survey for contour mapping, identification of villages, number of houses and households, roads, mapping of land records etc has begun.

The Topographical Survey has been completed for Smelter. Applications for acquisition of appx. 5,000 acres of land shall be filed by next month. The project has received concurrence approval for sourcing 45 Cusecs of water p.a. from the nearby Gopad River.

Jharkhand: Hindalco had signed an MoU in 2005 with the Government of Jharkhand for a 325,000 TPA aluminium smelter and a 750 MW power plant. The Company is awaiting allotment of a coal block in line with the terms of the MoU.

Selection of land has been finalized. An application for the acquisition of 5,322 acres of land was submitted to JIIDCO in July'06. Applications for water, construction power and other necessary infrastructure are being put up.

Industry Outlook

Aluminium

Global primary aluminium consumption has witnessed strong demand growth of 7% in the April-September 2006 period.

US aluminium consumption growth is expected to slowdown with higher interest rates and weaker construction activity in the residential segment. Demand from Western Europe has been relatively stronger, while that from Japan continued to be unexciting. China remains the strongest driver of the demand for the metal with semis capacity mushrooming in the country. However as a fallout of the rapid development in semi-fabrication capacity in China of Primary Aluminium consumption in the East & South East Asian region may be impacted.

Copper

Copper prices continued to be underpinned by extremely tight physical supply. Disruptions at mines and low inventories situation have made most forecasts redundant. Concerns about slowing Chinese demand are abating as indicated by the narrowing discount on SHFE vis-à-vis LME prices.

Increasing smelting output with addition of fresh capacities placed severe demands on the concentrate market. As a result of tight availability of concentrate, spot Tc/Rcs have fallen to the levels of 60/6.0. For the next one-two years, Tc/Rc is likely to be under immense pressure in view of the global concentrate supply scenario.

Company Outlook

Hindalco's excellent performance is a testimony to the high operating benchmarks that it has set for itself. The Company's fundamental strengths along with macroeconomic elements combined to deliver strong performance for the second quarter running. The Company's endeavour would be to keep up to the exacting standards set in the face of severe inflationary pressures and cost push in feed stocks.

....